May 11, 2006
VIA EDGAR
Jim B. Rosenberg
Senior Assistant Chief Accountant
Mail Stop 6010
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re:	Alion Science and Technology Corporation (the “Company”) Form 10-K for Fiscal Year Ended September 30, 2005 Filed January 31, 2006 File No. 333-89756
Dear Mr. Rosenberg:
      With respect to the above captioned filing, we enclose the following responses as requested by Sasha Parikh, Staff Accountant, during our telephone conference on May 9, 2006. This letter supplements our previous response letters in connection with the comment letters submitted by the Staff at the Securities and Exchange Commission dated February 28, 2006 and March 30, 2006. Ms. Parikh requested that we provide additional details regarding accounting for contracts we purchased as part of our acquisition of CATI, and to indicate if we would provide disclosures required by FAS 123 in the Company’s future filings.
Comment 5. February 28, 2006 letter
      The Company acquired three principal types of intangible assets with its acquisition of CATI: software developed for external use and re-sale; contract backlog; and contractual work in process arising from efforts on fixed price contracts. The Company determined the fair value of these intangible assets in accordance with SFAS 141, Business Combinations. The Company valued acquired software and contract backlog based on estimated future cash flows. We evaluated work in process consistent with paragraph 37.c.2(c) of the standard using the selling price per contractual terms plus a reasonable profit allowance for completing and delivering contractually-required services and products. All acquired contracts were subjected to the same type of fair value analysis adjustments as part of the purchase accounting for the CATI acquisition. As a result, and consistent with the guidance in SFAS 141, the Company recognized a deferred revenue liability for future contractually-required services sufficient to permit recognition of a reasonable profit for all work expected to be performed post-acquisition. The Company obtained independent evidence of comparable levels of reasonable profit for similar fixed price custom database design services. As work progressed on each of its acquired contracts, the Company recognized revenue using the percentage of completion method.

File No. 333-89756

Comments 8 and 9. February 28, 2006 letter
Comment 4. March 30, 2006 letter
      In its future filings, the Company intends to provide all disclosures required by FAS 123 or FAS 123(R) as appropriate, for its stock appreciation rights plans and phantom stock plans.
      Please call the undersigned at (703) 918-4493 with any questions. We appreciate the Staff’s cooperation.

Sincerely,
Alion Science and Technology Corporation
/s/ John M. Hughes
John M. Hughes Executive Vice President, Chief Financial Officer and Treasurer

cc:	Sasha Parikh, Staff Accountant, United States Securities and Exchange Commission
Bahman Atefi, Chairman and CEO, Alion
Jim Fontana, Senior Vice President and GC, Alion
Marc Paul, Baker & McKenzie LLP
Kurt Gabouer, KPMG LLP